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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

MAR 0 2 2017

Washington DC 406

*

SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road, Suite 203
(No. and Street)

Monument,	Colorado	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of Advisors Asset Management, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO and Chief Investment Officer
Title

Notary Public


MICHELE R. GUERRA
Notary Public, State of Texas
My Commission Expires
November 14, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advisors Asset Management, Inc.

We have audited the accompanying financial statement of Advisors Asset Management, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Dallas, Texas
February 27, 2017

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash and cash equivalents	$	1,924,720
Clearing deposit		600,774
Receivables:		
UIT fees		6,808,528
Due from clearing organization		37,618,552
Investment advisory fees and other		4,477,900
Due from affiliated company		372,132
Accrued interest		179,642
Securities owned, at fair value		29,406,170
Furniture, equipment, leasehold improvements and software, net		1,135,805
Prepaid expenses and other		1,607,403
Deferred income taxes, net		743,708
Intangible assets, net		1,093,581
Total Assets	$	85,968,915

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	3,021,829
Accrued expenses		11,184,157
Due to clearing organization		28,167,759
Securities sold, not yet purchased, at fair value		9,167,514
Total Liabilities		51,541,259
Stockholder's equity:		
Common stock, $0.01 par-value, 100 shares authorized, 1 share issued and outstanding		--
Additional paid-in capital		27,373,594
Retained earnings		7,054,062
Total Stockholder's Equity		34,427,656
Total Liabilities and Stockholder's Equity	$	85,968,915

The accompanying notes are an integral part of this financial statement.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2016

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Florida and New Jersey. AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts, which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

AAM is a wholly owned subsidiary of its parent company, AAM Holdings, Inc. ("Holdings"). Holdings is also the party to the stock option plan and stock subscription agreements disclosed in Note 12. All shares of common stock issued under these plans and agreements shall be issued by Holdings.

Note 2 - Significant Accounting Policies

Accounting Estimates

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes may vary from the actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Receivable from UIT revenues are collected from the trustee of the trusts. Receivables from investment advisory fees are generated only from creditworthy accounts. As such, management has not recorded an allowance for doubtful accounts.

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statement between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on a settlement date basis.

Supervisory and Evaluation Fees

Supervisory and evaluation fees are recognized during the period earned.

Note 2 - Significant Accounting Policies, continued

Investment Advisory Fees

Investment advisory fees are recognized during the period earned. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Furniture, Equipment, Leasehold Improvements and software

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Intangible Assets

Included in intangible assets is goodwill of approximately $620,000. Impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed at December 31, 2016. Also included in intangible assets is approximately $550,000, net of accumulated amortization totaling $77,777, that represent amounts paid to sub-advise and service separately managed accounts for a third party asset manager under a four year agreement. Estimated intangible amortization expense for the years ended December 31, 2017 through 2019 will be $137,500 a year and approximately $60,000 for the year ended December 31, 2020.

Income Taxes

The Company is a member of a group that files consolidated tax returns. Accordingly, income taxes payable to or refundable from the tax authorities are recognized on the financial statements of Holdings, which is the taxpayer for income tax purposes. The members of the consolidated group make payments to Holdings for their allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Share-Based Compensation

The Company participates in a share-based compensation plan which is accounted for under the fair value method. The fair value of Holdings' stock options is based on the value of the Holdings' common stock, as determined by management on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments. The Company's share-based compensation expense is recorded in compensation and benefits on the statement of income.

Note 2 - Significant Accounting Policies, continued

Recent Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. ASU 2014-09 requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The ASU will be effective commencing with the Company's year ending December 31, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently assessing the potential impact of this ASU on its financial statements.

In February 2016, ASU 2016-02, "Leases" was issued, which requires leases to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. New qualitative and quantitative disclosure are also required to provide information about amounts recorded in the financial statements. The standard is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The standard must be adopted using a modified retrospective approach and requires application at the beginning of the earliest comparative period presented. The Company is currently evaluating the impact of the new standard on the statement of financial condition.

Note 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2016, the Company had net capital of $15,555,009 which was $14,607,943 in excess of its required net capital of $947,066 and its ratio of aggregate indebtedness to net capital was .91 to 1.

Note 4 - Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 - unadjusted quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

Level 2 - quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2016

Note 4 - Fair Value Measurements, continued

Level 3 - prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the above categories based on the nature of the inputs that are significant to the fair value measurement in its entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2016.

	Securities Owned		
	Level 1	Level 2	Level 3
Mutual Funds	$ 322,109	$ --	$ --
Common Stocks	146,388	--	--
Corporate Bonds	--	5,194,416	--
US Government Bonds	--	2,746,368	--
Municipal Bonds	--	13,036,896	--
Unit Investment Trusts	--	5,477,003	--
Asset-Backed Securities	--	801,390	--
Certificates of Deposit	--	1,681,600	--
	$ 468,497	$ 28,937,673	$ --

	Securities Sold, Not Yet Purchased		
	Level 1	Level 2	Level 3
Exchange Traded Funds	$ 1,084,905	$ --	$ --
Corporate Bonds	--	4,943,816	--
US Government Bonds	1,581,251	--	--
Municipal Bonds	--	119,042	--
Unit Investment Trusts	--	1,438,501	--
	$ 2,666,156	$ 6,501,358	$ --

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Note 4 - Fair Value Measurements, continued

Mutual Funds (MFs) and Unit Investment Trusts (UITs): MFs and UITs are valued at the amount of the value of their underlying assets. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Government Bonds: U.S. government bonds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

Corporate and Municipal Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. Corporate and municipal bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Asset-Backed Securities (ABS): ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in Level 3 of the fair value hierarchy.

Exchange-Traded Funds and Equity Securities: Exchange traded equity funds and equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Certificates of Deposits (CDs): CDs may be valued based on price and spread data obtained from observed transactions or independent external parties such as vendors and brokers. CDs are generally categorized in Level 2 of the fair value hierarchy.

Note 5 - Clearing Broker-Dealers

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At

Note 5 - Clearing Broker-Dealers, continued

December 31, 2016, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2016, approximately $601,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to clearing organization" represents margin loans payable to the clearing broker-dealers which are secured by investments in securities maintained with the lending broker as collateral for the margin loan, and the "Due from clearing organization" represents amounts due to the Company from the clearing broker-dealer. At December 31, 2016 the "Due from clearing organization" balance of $37,618,552 consisted of equity in the accounts of the clearing broker-dealer totaling $28,427,571 and amounts due from the sale of securities and not yet purchased totaling $9,190,981.

Note 6 - Furniture, Equipment, Leasehold Improvements, and Software

Furniture and equipment at December 31, 2016 consisted of the following:

Furniture	$ 1,863,667
Office equipment	709,514
Computer equipment	2,566,155
Software	2,484,395
Website video	323,989
Leasehold improvements	996,035
	8,943,755
Less accumulated depreciation	(7,807,950)
	$ 1,135,805

Note 7 - Related Party Transactions

During the year ended December 31, 2016, the Company sold deferred sales charge receivables related to the Company's unit investment trust business to Sterling Resources, Inc., a company that is a wholly-owned subsidiary of Holdings. For the year ended December 31, 2016, the Company paid approximately $5,945,000 in factoring fees to the subsidiary related to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by a wholly-owned subsidiary of Holdings. For the year ended December 31, 2016, the Company paid rents totaling approximately $192,000 to Base Camp Road, LLC.

The Company leases its office building in San Antonio, Texas from IH 10/FIS Building, LP, which is 100% owned by a wholly owned subsidiary of Holdings. For the year ended December 31, 2016, the Company paid rents totaling approximately $432,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

Note 8 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2016. This obligation is secured by securities owned.

Note 9 - Income Taxes

Significant components of the Company's net deferred income tax asset as of December 31, 2016 consist of the following:

Deferred tax assets:	
Share-based compensation	$ 1,101,557
Accrued compensation	512,599
	1,614,156
Deferred tax liabilities:	
Prepaid expenses	(477,370)
Depreciation and amortization	(393,078)
	(870,448)
Total net deferred income tax asset	$ 743,708

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Note 10 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2026. At December 31, 2016, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31	
2017	$ 1,563,299
2018	1,583,041
2019	1,591,110
2020	1,261,360
2021	857,754
Thereafter	1,536,927
Total	$ 8,393,491

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2016

Note 10 - Commitments and Contingencies, continued

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

The Company is subject to certain legal proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

Note 12 - Stock Option and Employee Stock Purchase Plan

Stock Option Plan

In 2005, Holdings established an ownership option plan to attract, retain and reward employees of the Holdings and its subsidiaries (the "the 2005 Plan"). Holdings reserved 5,502,696 shares of its common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of Holdings' stock.

Options for Holdings' Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2006	403,100	$ 3.39	(287,600)	(115,500)	--
2007	540,546	3.44	(108,495)	(164,414)	267,637
2008	1,159,489	3.20	(12,625)	(254,759)	892,105
2009	604,560	2.93	(13,125)	(201,875)	389,560
2010	626,300	6.45	(2,625)	(242,719)	380,956
2011	77,000	6.51	--	(70,000)	7,000
2013	5,543	5.41	--	(5,543)	--
	3,416,538		(424,470)	(1,054,810)	1,937,258

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

Options for Holdings' Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--	--	962,971
2009	611,250	3.17	--	(587,750)	23,500
2010	47,022	6.38	--	--	47,022
2015	37,500	6.00	--	--	37,500
	1,658,743		--	(587,750)	1,070,993

At December 31, 2016 the estimated fair value of the options outstanding was $5,232,000. The total compensation cost for share-based payment arrangements was $58,600 for the year ended December 31, 2016. The total income tax benefit from share-based payment arrangements was approximately $76,900 for the year ended December 31, 2016.

A summary of options awarded, exercised, forfeited and outstanding during the year ended December 31, 2016 under the 2005 Plan is presented below:

	Class B		Class D	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2015	2,116,958	$ 3.81	1,070,993	$ 3.65
Exercised	(130,425)	3.34	--	--
Forfeited	(49,225)	4.45	--	--
Outstanding at December 31, 2016	1,937,258		1,070,993	

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

As of December 31, 2016, there was approximately $39,000 of unrecognized compensation costs related to the options granted under the 2005 Plan, which is expected to be recognized ratably over the next 5 years. The following table summarizes information about the 2005 Plan stock options outstanding and exercisable at December 31, 2016.

	Options Outstanding				Options Exercisable		
	Weighted -Average Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Aggregate Intrinsic Value	Weighted -Average Exercise Price	Number Exercisable	Weighted-Average Contractual Live
Class B Shares	$ 3.83	1,937,258	2.5 Years	$3,235,365	$ 3.83	1,937,258	2.5 Years
Class D Shares	$ 3.65	1,070,993	1.4 Years	$1,978,346	$ 3.57	1,033,493	1.2 Years

Employee Stock Purchase Plan

Holdings established the 2011 Employee Stock Purchase Plan ("ESPP") for the purpose of attracting and retaining employees of Holdings and its subsidiaries. The ESPP allows current employees to invest in Holdings Class D common shares in an amount up to $25,000 of stock at a price that represents a 15% discount to market value in each calendar year. In addition, employees may make additional investments in excess of the $25,000 at the current market value. The total amount of the shares purchased in any one year cannot exceed 20% of the employees' compensation for that year. During the year ended December 31, 2016, there were no shares purchased by the Company's employees under the ESPP.

Report of Independent Registered Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advisors Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Advisors Asset Management, Inc. (the "Company") identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2017

MANAGEMENT'S EXEMPTION REPORT

Advisors Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2016 without exception.

Advisors Asset Management, Inc.

I, Scott Colyer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: CEO and Chief Investment Officer

February 10, 2017